
October 30, 2019

Mallika Sinha
Chief Financial Officer
Carey Watermark Investors 2 Incorporated
50 Rockefeller Plaza
New York, NY 10020

      Re: Carey Watermark Investors 2 Incorporated
          Form 10-K for the fiscal year ended December 31, 2018
          Filed March 15, 2019
          Form 8-K
          Filed April 10, 2019
          File No. 000-55461

Dear Ms. Sinha:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed April 10, 2019

Item 8.01 Other Events, page 2

1.   Please revise your disclosure to present historical NAV calculations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Kristi Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction